

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360



January 7, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Disposal of Dacom Shares) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Assistant Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com



ELECTRONICS

January 7, 2005

Other Major Management Issues

<Disposal of Dacom Shares>

Regarding Samsung Electronics' decision to sell its equity holdings of Dacom and Hanaro Telelcom, disposal deadline of May 25, 2004 was extended by one year to sell off remaining shares of our equity holdings.
Samsung Electronics has completed sales of the remaining share holdings in Dacom in the open stock market as of January 7, 2005

1. Details of company (as of end of Q3, 2004)
   - Name: Dacom
   - CEO: Chung, Hong-Sik
   - Paid in capital: KRW 252,136 million
   - Shares outstanding: 50,427,119 shares
   - Business area: Telecommunication

2. Disposal details
   - Transaction amount: KRW 12.95 billion
   - Number of shares sold: 2,450,717 shares
   - Ownership after the disposal (share, %): None

3. Purpose: Disposal of low performing assets



SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

January 10, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Investment in 12" line for memory) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Assistant Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com


SAMSUNG

ELECTRONICS

January 10, 2005

Investment in Memory Line

- Investment objective: 12 inch line for memory
- Investment amount: KRW 603,800,000,000
- Products: Memory products including DRAM
- Purpose: To respond to the DRAM market growth in 2005
  and to enhance our cost competitiveness.
- Financing: Cash on hand
- Location: Gyeonggi-do Hwaseong, Korea
- The management committee in BOD authorized the investment
  on January 10, 2005



SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

January 10, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Investment in existing memory Line) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Assistant Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com


SAMSUNG

ELECTRONICS

January 10, 2005

Investment in Memory Line

- Investment objective: Existing memory lines
- Investment amount: KRW 393,700,000,000
- Products: Memory products including DRAM and Flash
- Purpose: To increase production by upgrading existing line process and expanding capacity.
- Financing: Cash on hand
- Location: Gyeonggi-do Giheung and Hwaseong, Korea
- The management committee in BOD authorized the investment on January 10, 2005



SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

January 10, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Change in Key Shareholder and Executive Ownership Structure – Yun, Jong Yong) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Assistant Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com



ELECTRONICS

January 10, 2005

Change in Key Shareholder and Executive Ownership Structure

1. Company Information
   - Samsung Electronics (ticker symbol: 005930)
   - Shares outstanding:
     - · Common shares: 147,299,337
     - · Preferred shares: 22,833,427
     - · Total: 170,132,764
2. Name: Yun, Jong Yong (Vice chairman & CEO of Samsung Electronics)
3. Ownership Status
   - Previous Report: December 3, 2002
     - · Common shares: 10,593 shares
     - · Preferred shares: 0
     - · Total: 10,593 shares
   - Change
     - · Common shares: + 1,000 shares
     - · Preferred shares: 0
     - · Total: + 1,000 shares
   - Current Report: January 10, 2005
     - · Common shares: 11,593 shares
     - · Preferred shares: 0
     - · Total: 11,593 shares
   - Details

Date	Shares	Price (KRW)	Reason for Change
Dec 29, 2004	941	437,500	Market purchase
Dec 30, 2004	59	436,500	Market purchase
Total	1,000	437,441	-

※ KRW 437,441 : Average purchase price


SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

January 10, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Change in Key Shareholder and Executive Ownership Structure – Choi, Doh Seok) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Assistant Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com


SAMSUNG

ELECTRONICS

January 10, 2005

Change in Key Shareholder and Executive Ownership Structure

1. Company Information
    - Samsung Electronics (ticker symbol: 005930)
    - Shares outstanding:
        - · Common shares: 147,299,337
        - · Preferred shares: 22,833,427
        - · Total: 170,132,764
2. Name: Choi, Doh Seok (president & CFO of Samsung Electronics)
3. Ownership Status
    - Previous Report: January 9, 2004
        - · Common shares: 8,651 shares
        - · Preferred shares: 0
        - · Total: 8,651 shares
    - Change
        - · Common shares: +1,500 shares
        - · Preferred shares: 0
        - · Total: +1,500 shares
    - Current Report: January 10, 2005
        - · Common shares: 10, 151 shares
        - · Preferred shares: 0
        - · Total: 10, 151 shares
    - Details
        - · Reason for change: Stock option exercise
        - · Date: December 29, 2004
        - · Class of shares: common shares
        - · Strike price: KRW 197,100 per shares



SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

January 10, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (2004 4th Quarter Earnings Relsease) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Assistant Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com


SAMSUNG

ELECTRONICS

January 10, 2005

4th Quarter `04 Earnings Release

- Date: 16:00 January 14, 2005
- Place: 1F Conference room, Korea Stock Exchange, Seoul
- Audience: Investors, Analysts and Press
- Method: Conference
  ※ Conference call (10:00 ~ 11:00 January 14, 2005)
- Key topics: 2004 4th Quarter business results



SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

January 12, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Response to Disclosure Request Regarding Media Report on Samsung Electronics's Participation in Samsung Card's Rights Offering) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Assistant Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com


SAMSUNG

ELECTRONICS

January 10, 2005

Response to Disclosure Request Regarding Media Report on Samsung Electronics' Participation in Samsung Card's Rights Offering

Although Samsung Card is considering a rights issue as the Financial Supervisory Service strengthens its regulations governing credit card company's provision levels (New strengthened regulations will become effective on June 30, 2005), as far as we know, no decision has been reached on this matter.

In case Samsung Card decides to go ahead with the rights offering in the future, Samsung Electronics will decide whether or not to participate in the rights offering based on what is best for the interests of both the shareholders and the company.

Further disclosure will be made as soon as more detailed information becomes available.

Disclosure officer: Woosik Chu, Senior Vice President, IR team

※ The above information is disclosed at the request of the Korea Stock Exchange that was made at 14:16 January 10, 2005.